The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

September 13, 2016

VIA EDGAR

Terence O’Brien, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    The New Home Company Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 29, 2016
File No. 1-36283

Dear Mr. O’Brien:

The New Home Company Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 29, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 26, 2016 for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Form 10-Q filed with the Commission on July 29, 2016 for the quarterly period ended June 30, 2016 (the “Form 10-Q”) (File No. 1-36283). The Staff’s letter relates to our August 11, 2016 response to the Staff’s comment letter dated July 28, 2016.

We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind. Set forth below is the heading and text of each comment followed by the Company’s response:

September 13, 2016

Reference is made to our August 11, 2016 responses to comments 3 and 6 of the Commission’s initial comment letter dated July 28, 2016. We hereby acknowledge that we requested and received permission from the Office of the Division of Corporation Finance Chief Accountant to omit the separate unaudited financial statements for each of LR8 Investors LLC, Larkspur Land 8 Investors LLC and TNHC-HW Foster City LLC for the fiscal year ended December 31, 2015. Furthermore, in a telephone conversation with the Staff regarding comment 6 of the Commission’s initial letter dated July 28, 2016, the Staff acknowledged that the Company would not amend its 2015 Form 10-K for the administrative error in its auditor’s report relating to the financial statements of TNHC Meridian Investors LLC.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 38

1.
Regarding your response to comment 1, it is unclear how providing homebuilding data presented at the major metropolitan areas does not provide investors with useful information to better understand your homebuilding operating results, especially since you note that your homebuilding operations are focused in one state, California, rather than multiple states. For example, it appears as though the communities in coastal Southern California allow for higher home prices, since the prices exceeded $2.7 million per delivery while the average sales price of homes delivered was $1.89 million per delivery for fiscal year 2015. In addition, please provide a more comprehensive discussion and analysis of the material factors impacting your home sales revenues and homebuilding gross margin in accordance with Item 303(a)(3) of Regulation S-K with reference to Section 501.12(b) of the Financial Reporting Codification for guidance. In this regard, we refer you to the prepared remarks by the CEO regarding “some color on [y]our operations in the markets in which [you] build”, along with the prepared remarks by the CFO for the growth in home sales revenue, gross margin percentage from home sales, and backlog, that are not provided in your discussion and analysis in your Form 10-K.

Response:
While taking into account that our results of operations are impacted by numerous factors, including stage of completion of land acquired (e.g., raw land, partially improved land, finished lots), building within master planned communities versus developing raw land, lot views, lot sizes and school districts, among others, we acknowledge the Staff’s comment regarding the benefit to investors of providing homebuilding data by geographic location.
In future filings, we will expand our disclosures to provide geographical data for our wholly owned operations in Southern California and Northern California regions, and will add Arizona once we have wholly owned operations in that state. We anticipate that our expanded disclosures will include disaggregated operating data by region, such as: home

September 13, 2016

sales revenue, deliveries, average sales price (“ASP”) of deliveries, orders, backlog units, backlog value, backlog ASP and community count.
Furthermore, in accordance with Item 303(a)(3) of Regulation S-K and Section 501.12(b) of the Financial Reporting Codification and with reference to comments made in our prepared remarks on our earnings calls, in future filings, we intend to provide more comprehensive discussion and analysis of the material factors that impact our results of operations, including discussion by geographic region, depending on the actual facts and results.
Some of the material factors that impact our home sales revenue include increases or decreases in the number of new home deliveries, higher or lower average sales prices and the mix of homes that we deliver.
Some material factors that impact our homebuilding gross margin in any reportable period may include:

•	The terms under which we purchase land (i.e., rolling option takedowns, which may also include seller profit participation, tend to have lower margins than bulk purchases);

•
Status of land we purchase (i.e., we expect homes delivered from projects where we acquired undeveloped land (with more development risk) to have higher margins than homes delivered from projects where we acquired finished lots (with lower development risk));

•	Material and labor cost increases or decreases;

•	Amount of incentives offered to homebuyers; and

•	Inflationary or deflationary pricing environments.

We further note that Section 501.12(b) of the Financial Reporting Codification also states that a company is not required to “sweep into MD&A all the information that a company communicates. Rather, companies should consider their communications and determine what information is material and is required in, or would promote understanding of, MD&A.” In light of this guidance, there may be information (historical or forward-looking) in the future that we do not disclose in our filed documents and only disclose in other forms (such as in earning releases or earnings calls) if we determine that it is not required to be included in the MD&A because it does not fall within a specific disclosure requirement and its omission would not render the filed document to be misleading.
1. Organization and Summary of Significant Accounting Policies, page 63
Selling and Marketing Expense, page 67

2.
We note your response to comment 5, in which you are capitalizing certain selling and marketing costs based on the guidance in ASC 970-340-25-13 through 25-15. As the referenced literature relates to the recognition of other assets and deferred costs rather than inventories, please reclassify these capitalized costs from real estate inventories to other assets to be consistent with your classification of these costs in

September 13, 2016

the consolidated statements of operations, since inventory costs should be included in cost of homes sales.

Response:
We acknowledge that the codification Topic and Subtopic in ASC 970-340 refers to “Real Estate – Other Assets and Deferred Costs”. However, prior to the implementation of the streamlined ASC, the applicable guidance under SFAS 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, (“SFAS 67”) did not include the “Other Assets and Deferred Cost” heading. In our experience, most publicly traded homebuilders have been including these costs within real estate inventories in accordance with SFAS 67, which became effective in 1983, with the corresponding amortization of these costs in selling and marketing expense. The substantive guidance under ASC 970-340 and cited in our response to comment 5, supports our capitalization of certain project costs, such as model homes and other capitalizable selling and marketing costs, due to specific examples set forth in ASC 970-340-25-14 (e.g., model units and their furnishings, sales facilities, legal costs for preparation of prospectuses, and semi-permanent signs); however, there is nothing within the guidance under this Subtopic that mandates geography or classification of such real estate project costs on the balance sheet. Indeed, on the same Subtopic, “Other Assets and Deferred Costs” ASC 970-340-25 discusses real estate project costs such as preacquisition costs, property taxes, and insurance, which are clearly referred to as project and/or property costs in the literature and are usually classified as a component of real estate inventories. Furthermore, as the FASB's About the Codification notes, the intent behind the ASC was to aggregate “authoritative US GAAP in one spot” and the headings and subheadings are intended to simplify user access.
The only guidance with respect to classification of real estate project costs incurred to sell real estate projects relates to costs accounted for when using a method of accounting other than full accrual (See ASC 970-340-25-15 stating that “[o]ther costs incurred to sell real estate projects shall be capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sales that are being accounted for under a method of accounting other than full accrual.” (emphasis added)). Conversely, the Company is using the full accrual method to account for these project costs. If the FASB intended to provide definitive guidance for costs accounted for under the full accrual method, we would expect it would have similarly included definitive guidance on classification as it did for costs accounted for under a method of accounting other than the full accrual method.
To provide investors further clarity with respect to these costs, and information about their location on our balance sheet, we propose to expand our disclosures in future filings by quantifying the amount of capitalized selling and marketing expenses that are contained within our real estate inventories balance. In addition, we plan to disclose the amount of capitalized selling and marketing costs that are amortized to selling and marketing expenses within our real estate inventories footnote in order to provide clarity and transparency to investors and other users of our financial statements. Please see proposed sample footnote disclosure noted below:

September 13, 2016

Real estate inventories are summarized as follows:

	December 31,
	2015	2014
	(Dollars in thousands)
Deposits and pre-acquisition costs	$17,133	$9,349
Land held and land under development	57,659	48,990
Homes completed or under construction	109,805	87,072
Model homes	25,321	18,153
	$209,918	$163,564

All of our deposits and pre-acquisition costs are non-refundable, except for $0.5 million and $0 as of December 31, 2015 and 2014, respectively. Land held and land under development includes costs incurred during site development such as land, development, indirects, and permits. Homes completed or under construction and model homes include all costs associated with home construction, including land, development, indirects, permits, materials and labor, and capitalized selling and marketing costs. The amount of capitalized selling and marketing project costs included in real estate inventories as of December 31, 2015 and 2014 were $9.3 million and $5.9 million, respectively. The Company amortized $4.8 million and $0.8 million of capitalized selling and marketing project costs to selling and marketing expenses during the years ended December 31, 2015 and 2014, respectively.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

5. Unconsolidated Joint Ventures, page 15

3.
We note that you recognized a remeasurement gain of $1.6 million from the consolidation of a joint venture in which the other equity partner exited the joint venture following a final distribution. Please help us understand the facts and circumstances that led to you recognizing a $1.6 million gain. As part of your response, please tell us (a) the carrying value of your interest in the joint venture at the time you gained control; (b) the carrying value of the various assets and liabilities held by the joint venture; and (c) the fair values you assigned to each asset and liability. In this regard, we note your statement that the assets consisted of cash and accounts receivable, and the liabilities consisted of accounts payable and accrued liabilities, all of which typically represent fair value per your disclosure in Note 9 on page 18. Also, please confirm to us that there is no restriction on the cash consolidated from the joint venture entity.

September 13, 2016

Response:
At the time our LR8 joint venture was formed, the equity members analyzed the risks associated with the project and negotiated a reserve of 1% of revenues to cover 1) home warranty repairs during the first year following closing, 2) potential construction defect claims, including self-insured retention or deductible payments under the project’s insurance policy, and 3) administration of the warranty obligations for the 10-year period under California law. During the second quarter of 2016, which was more than two years after the last home delivery of the LR8 project, our joint venture partner sold us their interest for $1 and exited the partnership. Upon this change in control, all restrictions on the remaining cash were removed and the Company has full discretion to administer the funds as it determines going forward. The Company evaluated this business combination under the guidance of ASC 805 and remeasured the fair value of the assets and liabilities of the entity immediately prior to consolidation. The carrying value of our interest in the joint venture at the time we gained control was zero, as all equity had been distributed to the members. The carrying value of the assets and liabilities on the date we gained control was as follows:

	Carrying Value	Fair Value
	6/1/2016	6/1/2016	Difference
	(dollars in thousands)
Cash	$2,009	$2,009	$—
Accounts receivable	138	138	—
Total Assets	2,147	2,147	—

Accounts payable	16	16	—
Accrued expenses	41	41	—
Warranty reserve	2,090	465	1,625
Total Liabilities	2,147	522	1,625

Equity	—	1,625	(1,625)
Total Liabilities and Equity	$2,147	$2,147	$—

The fair values assigned to the above assets and liabilities were equal to their carrying value, with the exception of the warranty reserve. The fair value assigned to the warranty reserve was $465,000, or $1.6 million less than its carrying value. The fair value of the warranty reserve was determined by an analysis of historical spend relative to estimated future spend and/or construction defect claims. The reason why the carrying value of the joint venture entity’s warranty reserve exceeded its fair value prior to the change in control is that the joint venture entity had a contractual obligation to fund future claims as described above. Once the Company took control of the entity, it re-evaluated the warranty reserve under ASC 460 and re-evaluated its estimated construction defect self-insured retention liability under ASC 450, which together totaled $465,000 at fair value. For the portion of the joint venture’s warranty reserve that related to future administration of the Company’s customer service department to handle future potential claims, such future costs would be period costs when incurred;

September 13, 2016

therefore, the warranty reserve liability was reduced by the Company at the time of the change in control.
We confirm no restriction on the cash assumed from the joint venture upon consolidation.
15. Supplemental Disclosure of Cash Flow Information, page 23

4.
Please tell us what the assets assumed from unconsolidated joint ventures and liabilities and equity assumed from unconsolidated joint ventures is along with the facts and circumstances that led you to assume the assets, liabilities and equity without a cash transaction.

Response:
In the normal course of business, we enter into joint venture relationships with financial partners that are often times closed out after all homes have been delivered and substantial operations have ceased. In many instances, we, as the builder partner, agree to take over warranty and customer service obligations after the last home has been delivered in exchange for a reserve to cover such obligations. In addition, we and/or our joint venture partner may for strategic reasons dissolve a joint venture relationship prior to the completion of the project.
During the six months ended June 30, 2016, the Company assumed the assets and liabilities of two unconsolidated joint ventures when it paid cash to the outside partners in order to acquire their equity interest in the ventures. The first transaction, which we refer to as our “Oliva” joint venture, occurred during the first quarter of 2016 and represents the majority (more than 98% of the reported amounts in the Supplemental disclosures of non-cash transactions in Footnote 15) of the assets and liabilities assumed during the six month period ended June 30, 2016. As this is a community that is still under development, the assets and liabilities assumed from the Oliva transaction were primarily real estate inventories and notes payable. The second, which we refer to as our “LR8” joint venture, occurred during the second quarter of 2016 and was more than two years after the last home delivery of the LR8 project. As you will note from our response in comment number 3 above, the non-cash items assumed from our LR8 joint venture were accounts receivable, accounts payable, and accrued expenses. The $2.0 million in cash assumed from the consolidation of the LR8 joint venture was reported as a cash transaction in investing activities on the unaudited condensed consolidated statements of cash flows under the caption “Cash assumed from joint venture at consolidation” for the six month period ended June 30, 2016.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

5.
We note that the $1.6 million remeasurement gain is 40.6% of the equity in net income of unconsolidated joint ventures line item for the three and six-months ended June 30, 2016. Considering the impact of the gain to your three and six-months ended June 30, 2016 income before income taxes, please expand your

September 13, 2016

disclosures to highlight the remeasurement gain and the amount recognized. In this regard, it is unclear what you mean by “a benefit related to the close-out of one joint venture” in the analysis you provided. Please also tell us how this gain impacted your income taxes for the three and six-months ended June 30, 2016, as we note that the gain is 40.6% and 56.6% of income before income taxes for the three and six-months ended June 30, 2016, respectively.

Response:
We provide the following additional clarification and will expand future disclosures about this remeasurement gain and other similar events in future filings. During the three months ended June 30, 2016, the Company closed out one of its unconsolidated joint ventures known as “LR8”. Our joint venture partner exited the partnership and the LR8 entity is now a wholly owned subsidiary of the Company. As discussed above, the Company assumed approximately $2.0 million in cash, primarily related to the future administration and fulfillment of the entity’s obligations. In connection with the consolidation, the Company determined the fair value of the warranty reserve to be less than its carrying value and recognized a remeasurement gain of $1.6 million in equity in net income of unconsolidated joint ventures. This gain accounted for approximately 41% and 57% of income before income taxes for the three and six month periods ended June 30, 2016, respectively.
For the three months ended June 30, 2016 and 2015, the Company recorded a provision for income taxes of $1.5 million and $0.1 million, respectively. The increase in income taxes primarily related to the increase in income before income taxes, which included the $1.6 million remeasurement gain in the three months ended June 30, 2016 compared to zero in the 2015 period. This gain resulted in a provision for income taxes of $0.6 million for the three month period ended June 30, 2016 and did not impact our effective tax rate.
For the six months ended June 30, 2016 and 2015, the Company recorded a provision for income taxes of $1.3 million and $3.0 million, respectively. The decrease in provision for income taxes primarily related to the decrease in income before income taxes; however, the six months ended June 30, 2016 included the $1.6 million remeasurement gain compared to zero in the 2015 period. This gain resulted in a provision for income taxes of $0.6 million for the six month period ended June 30, 2016 and did not impact our effective tax rate.

***

September 13, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (949) 382-7826 with any questions.

Very truly yours,

/s/ John M. Stephens

John M. Stephens
Chief Financial Officer